EXHIBIT 99.114

Mercator Minerals Ltd. 1050 – 625 Howe Street Vancouver, BC, Canada V6C 2T6 604.694.0005 (tel) www.mercatorminerals.com info@mercatorminerals.com

NEWS RELEASE	# 2011-32

Mercator Minerals Reports 26% Increase in Revenues in Third Quarter 2011
Cash Flow from Operations of $23.2 million, a 63% increase

(All financial information prepared in accordance with International Financial Reporting Standards ("IFRS");
all amounts in US$ unless otherwise specified)

Vancouver, BC, November 14, 2011 – Mercator Minerals Ltd (TSX: ML) (“Mercator” or the “Company”) today announced revenues for third quarter 2011 of $64.0 million, an increase of $13.2 million or 26% over the third quarter 2010. Cash flow from operations was $23.2 million in the third quarter 2011, an increase of $9.0 million or 63% over the same quarter a year ago.   Net income for the third quarter 2011, which includes unrealized gains from derivative instruments, was $106.8 million or $0.43 per share on a basic basis.

“The third quarter of 2011 was a watershed period of transition for Mercator”, stated Bruce McLeod, President and CEO. “The focus of this quarter was ensuring the successful completion of Phase 2, which has increased production levels and will lower unit costs. After four years of construction at Mineral Park, we look forward to taking advantage of our newly expanded operation and focus on improving operating efficiencies that should increase through-put rates to greater than 50,000 tons per day, increase recoveries and lower the mine unit operating costs.”

THIRD QUARTER HIGHLIGHTS AND SIGNIFICANT ITEMS

•
During the quarter, the Company completed construction of the Phase 2 mill expansion at its Mineral Park mine (“Mineral Park”), and despite the production interruptions associated with construction, Mineral Park had another strong quarter of copper and molybdenum production. Copper production totaled 10.5 million pounds (9.4 million pounds in concentrates and 1.1 million pounds of cathode copper) and 2.0 million pounds of molybdenum in concentrates.

•
The Company also achieved improved copper and molybdenum recoveries and increased mill throughput. Recoveries were 77.2% for copper and 76.6% for molybdenum while mill throughput averaged a record of 36,151 tons per day (tpd) for the period. Subsequent to the end of the third quarter of 2011, as the Phase 2 expansion was ramping up, mill throughput for the month of October averaged over 47,000 tpd.

•	Net income was $106.8 million or $0.43 per share (basic) for the quarter as compared to a net loss of $70.7 million or a loss of $0.36 per share (basic) for the comparable quarter of 2010.

Adjusted net income* was a loss of $3.0 million ($nil per share, basic) as compared to adjusted net income of $7.4 million ($0.04 per share, basic) for the same quarter of 2010.

•	Revenues were $64.0 million for the quarter, an increase of $13.2 million, or 26%, over the comparable quarter of 2010.

•
Total cash costs* in the quarter were $2.49 per pound for copper in concentrate and $10.99 per pound for molybdenum in concentrate, or 11% higher and 8% lower, respectively than the second quarter of 2011.

•	Earnings from operations were $6.3 million (10% of total revenues), representing a $3.8 million decrease, or 38% decrease, over the comparable quarter of 2010.

•
Cash flows from operating activities were $23.2 million or $0.09 per share* (basic) for the quarter, compared to $14.2 million or $0.07 per share* (basic) for the comparable quarter of 2010, or a 63% increase over the comparable period in 2010.

•
Capital expenditures of $19.3 million for the quarter included $11.8 million for the Phase 2 mill expansion and $6.6 million for the natural gas turbine installation at Mineral Park. The turbine was placed into service on August 15, 2011. Phase 2 mill expansion construction was completed during the third quarter of 2011 with throughput approaching the design rate of 50,000 tpd at the end of the third quarter of 2011.

Three Month Overview

	September 30
	2011	2010
Gross sales revenue ($ millions)	64.0	50.8

Copper in concentrate produced (lbs millions)	9.4	8.2
Total cash cost* per pound of copper in concentrate produced ($)	2.49	2.24

Cathode copper produced (lbs millions)	1.1	0.8
Total cash cost* per pound of cathode copper produced ($)	1.36	1.53

Total copper produced (lbs millions)	10.5	9.0
Total cash cost* per pound of copper produced ($)	2.37	2.18

Molybdenum in concentrate produced (lbs millions)	2.0	1.2
Total cash cost* per pound of molybdenum in concentrate produced ($)	10.99	10.15

Copper sold (lbs millions)	10.4	9.0
Molybdenum sold (lbs millions)	1.9	1.2

Net income/(loss) for the period ($ millions)	106.8	(70.7)
Earnings/(loss) per common share ($)	0.43	(0.36)

Cash flow from operating activities ($ millions)	23.2	14.2
Cash, restricted cash & short-term deposits ($ millions)	36.7	46.7

 *These are alternative performance measures.  Please see “Alternative Performance Measures” section on page 21 of the MD&A.

Mineral Park Phase 2 Expansion Update
The construction of the Phase 2 expansion project bringing milling capacity to 50,000 tpd was completed during the third quarter of 2011. The current status as of November 14, 2011 is as follows:

•	The second crusher was placed in service on September 30, 2011.

•	The 37 megawatt gas turbine generator construction and testing was completed on August 12, 2011 with commercial operation commencing on August 15, 2011.

•	Phase 2 ball mills installation is complete.

•	Phase 2 rougher flotation cells installation is complete.

•	The waterline and well construction is complete; with all wells energized during the period.

•	The Company is expecting an additional $4.7 million of capital expenditures in the second quarter of 2012 related to the gas turbine required to interconnect to the local power grid.

•
With the completion of the Phase 2 mill expansion at the end of the third quarter 2011, throughput averaged better than 47,000 tpd during the month of October 2011 and well on its way to the targeted rate of 50,000 tpd.

OPERATIONS UPDATE

Mineral Park Mine

The Company’s estimate for copper and molybdenum production for 2011 is as follows:

(in millions of pounds)
	Copper	Molybdenum
Actual
1st quarter 2011	9.5	1.0
2nd quarter 2011	11.2	1.8
3rd quarter 2011	10.5	2.0
	31.2	4.8
Forecast
4th quarter 2011	12.5	2.3
Total forecast 2011	43.7	7.1

On October 24, 2011, the Company provided the following production guidance for Mineral Park for the years 2012-2016.

Five-year Operating Plan Forecast

Production	2012	2013	2014	2015	2016
Copper in concentrate (million lbs)	51.9	54.0	45.9	42.4	38.0
Cathode copper (million lbs)	3.6	4.0	4.2	4.9	6.3
Total Copper (million lbs)	55.5	58.0	50.1	47.3	44.3

Molybdenum in concentrate (million lbs)	10.3	11.4	11.4	12.0	13.6
Silver (000 ounces)	464.4	461.7	562.1	250.9	734.7
Copper equivalent (1) (million lbs)	117.2	126.4	118.6	119.3	125.5
Milled tons (million tons)	18.8	20.1	20.1	20.1	20.1

Copper grade (%)	0.17	0.17	0.14	0.13	0.12
Molybdenum grade (%)	0.037	0.038	0.038	0.040	0.045
Copper recoveries (%)	80.0	80.0	80.0	80.0	80.0
Molybdenum recoveries (%)	75.0	75.0	75.0	75.0	75.0

(1)	Copper equivalent calculated using a molybdenum/copper ratio of 5.98 used in the 2006 Mineral Park Mine technical report.

The Company expects to provide further details on fiscal 2012 guidance early in the first quarter of 2012, including production, cash costs and capital expenditures.

El Pilar Project
On November 9, 2011, the Company received and filed the El Pilar Project 2011 Feasibility Study Update, a Canadian Securities Administrators National Instrument 43-101 Standards for Disclosure of Mineral Projects (“NI 43-101”) compliant technical report for the El Pilar project on SEDAR (www.sedar.com). The El Pilar Feasibility Study (“FS”) supported the development of a robust, economically feasible, copper project at the Company’s wholly-owned El Pilar project in northern Mexico.

The Base Case (1) of the El Pilar Feasibility Study indicated:

•	Net present value (“NPV”) after-tax, discounted at 8%, of $335.3 million.
•	Internal rate of return (“IRR”), after-tax, of 35.7%.
•	Payback period of 1.7 years.
•	Life-of-mine (“LOM”) average annual production of 73.0 million pounds of copper cathode, with copper cathode production averaging 78.7 million pounds in the first five years.
•	Expected average life of mine total cash operating costs are $1.37 per pound of payable copper, average $1.27 per pound in the first five years, and $0.94 per pound in the first year.
•	Initial capital of $245.0 million, excluding working capital and including contingency of $29.9 million.
•	12-year mine life, with total estimated copper production of 881.7 million pounds.
•	Mining and stacking of run-of-mine material at an average LOM rate of 52,000 tonnes per day, 49,000 tonnes per day in the first five years.
•	Favorably located relative to existing infrastructure.

(1)
Base Case at $3.83/lb. copper price per pound Year 1, $3.44/lb. Year 2, $3.14/lb. Year 3 and $2.60/lb. for the remaining life of mine, averaging $2.82/lb. copper over the life of mine. All calculations are Base Case except where otherwise specified.

The FS highlights various opportunities to increase the value of El Pilar, with the two most significant being thinner lifts (to three meter lifts from the six meters in the Base Case) and extended leach times (three meter lifts over 360 days of leaching as compared to 180 days in the Base Case). These opportunities would increase the project’s NPV at an 8% discount rate to $435.4 million and $552.3 million, respectively. Also noted in the FS is an option to continue contract mining for the life of the mine, which does not significantly impact the project’s economics but reduces the project’s capital expenditures. Additional details on these, and other opportunities, are outline in the FS filed on SEDAR.

The FS builds on an earlier feasibility study completed in 2009 by Stingray Copper Inc., prior to acquisition of Stingray Copper Inc. by the Company. Since the 2009 feasibility study, considerable work has been done to optimize the El Pilar project, both operationally and economically. For the El Pilar FS, the leach pad and SX/EW facilities were relocated and redesigned, additional metallurgical work was done to better forecast copper recovery and acid consumption, and a larger (1,300 tonnes per day) acid plant was adopted to better meet forecast acid requirements.

The El Pilar project is designed to be an open pit operation using conventional drilling, blasting, and loading utilizing diesel hydraulic shovels, followed by truck haulage. Run-of-mine (“ROM”) material will be mined and stacked on a leach pad. Copper cathode would be produced from the oxide copper ore by acid leaching and SX/EW processing to produce an average of 73.0 million pounds of copper in cathodes per year for the life of the mine, or approximately 33,100 metric tons of copper cathode annually. A majority of the power required by the El Pilar project would be produced as a by-product of the sulphur burning acid plant, with backup and additional power requirements supplied by a power line connecting to the national grid.

El Creston Project
El Creston is an advanced development-stage molybdenum and copper project located in Sonora, Mexico. Based on a December 2010 preliminary economic assessment (“PEA”) study, the El Creston project is expected to generate an average annual production of approximately 23.9 million pounds of molybdenum in concentrate and approximately 16.0 million pounds of copper in concentrate over a 13 year mine life. The PEA, which used price assumptions of $15.00 per pound of molybdenum and $2.60 per pound of copper, also indicated that the project could generate a NPV8% of $562 million and an IRR, after tax, of 22.3%.

The Company expects to complete a feasibility study and file a NI 43-101 technical report on El Creston in the next several months, after which a decision on the development will be made.

Financial Statements and Management Discussion & Analysis (MD&A)

This news release is prepared as at November 14, 2011 and should be read in conjunction with the MD&A and Financial Statements for the third quarter ended September 30, 2011 which has been posted on Mercator’s website (www.mercatorminerals.com) and on SEDAR (www.sedar.com) under the Company’s profile.

This press release refers to “cash costs” which is not performance measure recognized as having a standardized meaning under IFRS. We disclose this performance measure, which has been derived from our financial statements on a consistent basis, because we believe they are of assistance in understanding our results of operations and financial position and are meant to provide further information about our financial results to investors. This performance measure may not be comparable to similar data presented by other mining companies. This should not be considered in isolation or as a substitute for measure of performance prepared in accordance with IFRS.

Webcast/Conference Call
Mercator’s senior management will hold a conference call and a live audio webcast on Tuesday, November 15, 2011 at 8:30 a.m. Pacific time to discuss results for the third quarter 2011. To participate in the call, dial 866-266-1793 (North America) and 800-9559-6849 (International). To listen to the live webcast, visit http://www.gowebcasting.com/2957. A presentation will accompany the call and will be available on the company’s website under investor relations, presentations.

An archived recording of the conference call will be available for playback after the event until November 30, 2011 by dialling 1-800-408-3053 (North America), 800-3366-3052 (International) with conference passcode 7134461#.

For further information please visit www.mercatorminerals.com or contact;
Bruce McLeod	David Jan
President & CEO	Head of Investor Relations & Communications
778.330.1290	778.330.1295
bmcleod@mercatorminerals.com	djan@mercatorminerals.com

On Behalf of the Board of Directors
MERCATOR MINERALS LTD.

D. Bruce Mcleod, P.Eng
President and CEO

About Mercator Minerals Ltd.
Mercator Minerals Ltd., a TSX listed Canadian mining company with one of the fastest growing base metal profiles in its peer group, is a leading copper, molybdenum and silver producer with a diversified portfolio of high quality operations and projects in the USA and Mexico.  Mercator provides investors exposure to current copper, molybdenum and silver production from the large tonnage long life Mineral Park Mine in Arizona, as well as mid-term exposure to copper at the El Pilar deposit in northern Mexico and longer term exposure of molybdenum and copper through the development of the El Creston deposit in northern Mexico.

National Instrument 43-101 Compliance

Unless otherwise indicated, Mercator has prepared the technical information in this news release ("Technical Information") based on information contained in the technical reports, news releases and MD&A's (collectively the "Disclosure Documents") available under Mercator Minerals Ltd.'s company profile on SEDAR at www.sedar.com.   Each Disclosure Document was prepared by or under the supervision of a qualified person (a "Qualified Person") as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators ("NI 43-101"). Readers are encouraged to review the full text of the Disclosure Documents which qualifies the Technical Information.   Readers are advised that mineral resources that are not mineral reserves do not have demonstrated economic viability. The Disclosure Documents are each intended to be read as a whole, and sections should not be read or relied upon out of context.  The Technical Information is subject to the assumptions and qualifications contained in the Disclosure Documents.

The Technical Information contained in this news release of has been prepared under the supervision of, and its disclosure has been reviewed by, Gary Simmerman, BsC, Mining Eng, FAusIMM, Mercator's Vice President, Mineral Park Mine a Qualified Person under NI 43-101.

Forward Looking Information
This press release contains certain forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  This information and these statements, referred to herein as "forward-looking statements", are not historical facts, are made as of the date of this press release and include without limitation, statements regarding discussions of future plans, projections, objectives, estimates and forecasts and statements as to management's expectations with respect to, among other things, the size and quality of the Company's mineral reserves and mineral resources, potential mineralization, and possible extensions of zones. In addition, estimates of mineral reserves and resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. These forward-looking statements involve numerous risks and uncertainties and actual results may vary. Important factors that may cause actual results to vary include without limitation, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, risks inherent in exploration results, timing and success, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials, equipment and third-party contractors, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. In making the forward-looking statements in this press release, the Company has applied several material assumptions, including without limitation, the assumptions that: (1) market fundamentals will result in sustained copper and molybdenum demand and prices; (2) the current copper leach operations at Mineral Park remain viable operationally and economically; (3) the milling expansion at Mineral Park will continue to be viable operationally and economically, and will proceed as expected(4) the construction and operation of the El Pilar Project will proceed as expected; and (5) any additional financing needed will be available on reasonable terms. Statements concerning mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that may be encountered during current or future operations.  The words “expect,” “anticipate,” “estimate,” “may,” “will,” “should,” “intend,” “believe,” “target,” “budget,” “plan,” “projection” and similar expressions are intended to identify forward-looking statements. Information concerning mineral reserve and mineral resource estimates also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  The risks and assumptions are described in more detail in the Company’s Annual Information Form, audited financial statements and MD&A for the year ended December 31, 2010 on the SEDAR website at www.sedar.com. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this news release or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.